FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2002
Scania AB

SE-151 87 Södertälje
Sweden

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐         No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

N02061 / Hans-Åke Danielsson
27 December 2002

Scania makes biggest deal ever in The Netherlands

Scania’s Dutch distributor Beers Bedrijfsauto b.v. has signed a contract for delivery of a total of 560 tractor units during 2003 to Vos Logistics, which is one of Europe’s largest haulage companies.

Repair and maintenance contracts have been signed for all of the trucks.

The agreement with Vos Logistics is Beers’ ever biggest single order. The majority of the trucks are two-axle tractor units with big sleeper cab fitted with Scania’s 420 hp 12-litre engine (Scania R124 Topline).

For further information, please contact:

–	Hans-Åke Danielsson, Business Communications, tel. +46 8 55385662

Scania is one of the world’s leading manufacturers of trucks and buses for heavy transport applications, and of industrial and marine engines. With 28,300 employees and production facilities in Europe and Latin America, Scania is one of the most profitable companies in its sector. In 2001, turnover totalled SEK 53,000 million and the result after financial items was SEK 1,500 million. Scania products are marketed in about 100 countries worldwide and some 95 percent of Scania’s vehicles are sold outside Sweden.

Scania press releases are available on the Internet, www.scania.com

SCANIA	Telephone	Telefax	Telex
Business Communications	+46-8 5538 1000	+46-8 5538 2993	10200 scania s
SE-151 87 SÖDERTÄLJE
SWEDEN

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    27 Dec 2002
By:	/s/ HANS-AKE DANIELSSON
Name	Hans-Ake Danielsson
Title:	Press Manager